Filed Pursuant to Rule 433
Registration No. 333-116241

CREDIT SUISSE (USA), Inc.

ProNotes®

(Principal Protected Securities)

Summary of the Offering

The ProNotes are linked to the performance of a basket of emerging market indicies, refered to as the reference indices. The ProNotes provide full principal protection and 100% of the appreciation of the basket, with each reference index subject to a capped increase of 70%. The basket is equally weighted and linked to the CRTX - Russian Traded Index, the XIN0I - FTSE Xinhua China 25 Index, and the USIBOV - Brazilian Bovespa. Pronotes are senior unsecured debt securities of Credit Suisse.

Investment Highlights

Full principal protection:            ProNotes provide investors with full principal protection

Potential returns:                                             The minimum return on the ProNotes will be 100% of the principal amount of securities held by an investor. If the  basket level has increased at maturity the investors return will increase subject to a maximum additional return of 70%.

Diversification:                                                           ProNotes are linked to an equally weighted basket of three international emerging market indices, providing investors with international diversification. The basket will be comprised of the following:

CRTX - Russian Traded Index:  A capitalization-weighted index of Russian blue chip stocks.

XIN0I - FTSE Xinhua China 25 Index:  The top 25 Chinese companies by total market capitalization.

Brazilian Bovespa:  A total return index weighted by traded volume and is comprised of the most liquid stocks traded on the Sao Paulo Stock Exchange.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web Site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free [1-XXX-XXX-XXXX] [or][,][ by sending an e-mail to [e-mail address]][or by accessing Credit Suisse (USA), Inc.’s Web site at [website location]].

Indicative Terms                                                       (Subject to Change)

Notes:                                                                                                                          Senior unsecured debt securities of Credit Suisse (USA), Inc.

Minimum Denoms:                                      $10,000 per note and integral multiple of $1,000 in excess thereof

Interest:                                                                                                               No interest, dividend or other payments prior to maturity

Issuer Rating:                                                                         Long-term senior debt rated A+ by Standard & Poor’s and

AA3 by Moody’s Investors Service

Maturity:                                                                                                           August 31, 2010 (expected)

Listing:                                                                                                                    The securities will not be listed on any exchange

Reference Indices:

Index	Bloomberg Ticker	Index Weight
OTOB Russian Traded Index	CRTX	33.33%
FTSE Xinhua China 25	XIN0I	33.33%
Bovespa Brazil	USIBOV	33.33%

Payment

at Maturity:                                                                                          principal amount x (1+ basket return)

Basket Return:                                                                   sum of the product for each reference index of 33.33% x the lesser of 70%, and

( final index level - initial index level )

initial index level

Offering Date:                                                                       February 2006 (expected)

Initial Index Level:                                              Closing level of each reference index on the index business day following the date the securities are priced for initial sale

Investment Considerations

A purchase of the securities involves risks.   We urge you to read the following information about certain of these risks, together with the risk factors and other information in the pricing supplement, product supplement, prospectus supplement and prospectus related to the securities.

The return on the securities is capped.   The return, if any, on each reference index is subject to a cap of 70%. As a result the return on the securities is limited to 70%. In order to receive a 70% return on your securities, each index must increase by 70% from its initial value.

The securities do not pay interest.   We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the basket.

Possible illiquidity of secondary market.   The securities will not be listed on any securities exchange. We cannot assure you that a secondary market for the securities will develop. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the securities may be influenced by many unpredictable factors.   Many factors, most of which are beyond our control, will influence the market value of the securities and the price at which Credit Suisse may be willing to purchase or sell the securities in the secondary market.